SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

PROPOSAL TO BE SUBMITTED FOR DELIBERATION AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING ON OCTOBER 20, 2010

To the Shareholders of
Companhia Siderúrgica Nacional

The Management of Companhia Siderúrgica Nacional submits the following proposals for your deliberation:

1.      Cancellation of twenty-seven million, three hundred twenty-five thousand, five hundred thirty-five (27,325,535) shares currently held in treasury, without any reduction in the capital stock, in light of the partial release of 52,389,112 shares that, as informed in the explanatory notes to CSN’s financial statements, had been pledged as part of the agreement between CSN and the Office of Attorney-General of the National Treasury of the State of Rio de Janeiro as guarantee for liabilities related to certain tax court claims. The remaining 25,063,577 shares under pledge will be duly held in treasury until the obtainment of their release.

Once the proposed cancellation is approved, the Company’s capital stock will consist of one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five (1,483,033,685)  common shares.

2.      Amendment to article 5 of the Bylaws to reflect the proposed cancellation of shares, as follows:

Current wording	Proposed wording

Art. 5 - The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,510,359,220 (one billion, five hundred ten million, three hundred fifty-nine thousand, two hundred twenty) common and book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Art. 5 - The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five (1,483,033,685) common and book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

BENJAMIN STEINBRUCH

Chairman of the Board of Directors

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 05, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.